SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Bain, Douglas G. (Last) (First) (Middle) The Boeing Company P. O. Box 3707, M/C 13-08 (Street) Seattle, WA 98124 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 20, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President - General Counsel
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	11/19/2002	M |	1,700.0000 | A | $17.25	5,497.8800	D
Common	02/25/2002	A | V	1,698.0000 | A |	6,409.2000	I	Career Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Bain, Douglas G. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2002 Performance Shares	$0.00	02/25/2002	A | V	(A) 38,209.0000		Common - 38,209.0000		38,536.1700	D
Boeing Stock Units	$0.00	03/08/2002	A | V	(A) 3,421.8200	(1) |	Common - 3,421.8200		10,153.7900	D
Deferred Compensation Units	$0.00	03/08/2002	A | V	(A) 1,282.9000		Common - 0.0000			I	Deferred Compensation Stock Program
Deferred Compensation Units	$0.00	03/08/2002	A | V	(A) 5,131.6100		Common - 0.0000		41,844.8600	I	Deferred Compensation Stock Program
Option (Right to Buy) 88-24	$17.25	11/19/2002	M |	(D) 1,700.0000	(2) | 02/26/2003	Common - 1,700.0000	$17.25	2,600.0000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	s/James C. Johnson, POA ________________________________ November 20, 2002 ** Signature of Reporting Person Date James C. Johnson, POA Douglas G. Bain Page 2 SEC 1474 (3-99)

Bain, Douglas G. - November 20, 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 4 - November 20, 2002

Douglas G. Bain
The Boeing Company
P. O. Box 3707, M/C 13-08
Seattle, WA 98124
Explanation of responses:

 (1)   Phantom stock units allocated to the reporting persons Boeing Stock Unit (BSUs) account under the Incentive Compensation Plan. BSUs vest and are payable in cash or stock three years after the award.
(2)   Options become exercisable approximately 40% on the 1st anniversary and 30% on each of the 3rd and 5th anniversary of the grant date.

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